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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         BROTHERS GOURMET COFFEES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   114822 10 9
                             ---------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G
CUSIP NO.  114822 10 9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J.H. WHITNEY & CO., A NEW YORK LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 13-1534455), THE GENERAL PARTNERS OF WHICH ARE MICHAEL C. BROOKS, PETER M. CASTLEMAN, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY E. NEWTON, III, DANIEL J. O'BRIEN, BENNO C. SCHMIDT, MICHAEL R. STONE AND WHITNEY GENERAL PARTNER, L.L.C.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

      A NEW YORK LIMITED PARTNERSHIP. ALL INDIVIDUAL GENERAL PARTNERS ARE UNITED STATES CITIZENS. WHITNEY GENERAL PARTNER, L.L.C. IS A DELAWARE LIMITED LIABILITY COMPANY.
--------------------------------------------------------------------------------
                           5   SOLE VOTING POWER
   NUMBER OF                   174,283.5 SHARES OF COMMON STOCK (INCLUDES
    SHARES                     WARRANTS EXERCISABLE FOR 10,362.5 SHARES OF
 BENEFICIALLY                  COMMON STOCK)
   OWNED BY                -----------------------------------------------------
     EACH                  6   SHARED VOTING POWER
   REPORTING                   0 SHARES OF COMMON STOCK
    PERSON                 -----------------------------------------------------
     WITH                  7   SOLE DISPOSITIVE POWER
                               174,283.5 SHARES OF COMMON STOCK (INCLUDES
                               WARRANTS EXERCISABLE FOR 10,362.5 SHARES OF
                               COMMON STOCK)
                           -----------------------------------------------------
                           8  SHARED DISPOSITIVE POWER
                                0 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      174,283.5 SHARES OF COMMON STOCK (INCLUDES WARRANTS EXERCISABLE FOR 10,362.5 SHARES OF COMMON STOCK)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    [X]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      1.68%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               Page 3 of 9 Pages


                                  SCHEDULE 13G

CUSIP NO.  114822 10 9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WHITNEY 1990 EQUITY FUND, L.P., A DELAWARE LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 06-1305466), THE GENERAL PARTNERS OF WHICH ARE MICHAEL
      C. BROOKS, PETER M. CASTLEMAN, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY
      E. NEWTON, III, DANIEL J. O'BRIEN, BENNO C. SCHMIDT AND MICHAEL R. STONE.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

      A DELAWARE LIMITED PARTNERSHIP. ALL GENERAL PARTNERS ARE UNITED STATES CITIZENS.
--------------------------------------------------------------------------------
                           5   SOLE VOTING POWER
   NUMBER OF                   697,131.5 SHARES OF COMMON STOCK (INCLUDES
     SHARES                    WARRANTS EXERCISABLE FOR 41,450.5 SHARES OF
  BENEFICIALLY                 COMMON STOCK)
    OWNED BY               -----------------------------------------------------
      EACH                 6   SHARED VOTING POWER
    REPORTING                  0 SHARES OF COMMON STOCK
     PERSON                -----------------------------------------------------
      WITH                 7   SOLE DISPOSITIVE POWER
                               697,131.5 SHARES OF COMMON STOCK (INCLUDES
                               WARRANTS EXERCISABLE FOR 41,450.5 SHARES OF
                               COMMON STOCK)
                           -----------------------------------------------------
                           8   SHARED DISPOSITIVE POWER
                               0 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      697,131.5 SHARES OF COMMON STOCK (INCLUDES WARRANTS EXERCISABLE FOR 41,450.5 SHARES OF COMMON STOCK)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    [X]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      6.70%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                  SCHEDULE 13G

CUSIP NO.  114822 10 9

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WHITNEY SUBORDINATED DEBT FUND, L.P., A DELAWARE LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 13-3526570), THE GENERAL PARTNERS OF WHICH ARE MICHAEL
      C. BROOKS, PETER M. CASTLEMAN, JAMES H. FORDYCE, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY E. NEWTON, III, DANIEL J. O'BRIEN, BENNO C. SCHMIDT AND MICHAEL R. STONE.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
      A DELAWARE LIMITED PARTNERSHIP. ALL GENERAL PARTNERS ARE UNITED STATES CITIZENS.
--------------------------------------------------------------------------------
                          5   SOLE VOTING POWER
                              1,041,852 SHARES OF COMMON STOCK (INCLUDES
    NUMBER OF                 WARRANTS EXERCISABLE FOR 1,031,421 SHARES OF
     SHARES                   COMMON STOCK)
  BENEFICIALLY            ------------------------------------------------------
    OWNED BY              6   SHARED VOTING POWER
      EACH                    0 SHARES OF COMMON STOCK
    REPORTING             ------------------------------------------------------
     PERSON               7   SOLE DISPOSITIVE POWER
      WITH                    1,041,852 SHARES OF COMMON STOCK (INCLUDES
                              WARRANTS EXERCISABLE FOR 1,031,421 SHARES OF
                              COMMON STOCK)
                          ------------------------------------------------------
                          8   SHARED DISPOSITIVE POWER
                              0 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,041,852 SHARES OF COMMON STOCK (INCLUDES WARRANTS EXERCISABLE FOR 1,031,421 SHARES OF COMMON STOCK)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    [X]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      9.14%
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12  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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Item 1(a).  Name of Issuer:

              Brothers Gourmet Coffees, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

              2255 Glades Road
              Suite 300 E
              Boca Raton, FL  33431

Item 2(a).  Name of Person Filing:

         (i) J. H. Whitney & Co., a New York limited partnership. The names and business addresses of the general partners of J. H. Whitney & Co. are as follows: Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien, Michael R. Stone and Whitney General Partner, L.L.C., the business address of each of whom is 177 Broad Street, Stamford, CT 06901; and Benno C. Schmidt whose business address is 630 Fifth Avenue, New York, NY 10111.

         (ii) Whitney 1990 Equity Fund, L.P., a Delaware limited partnership. The names and business addresses of the general partners of Whitney 1990 Equity Fund, L.P. are as follows: Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901; and Benno C. Schmidt whose business address is 630 Fifth Avenue, New York, NY 10111.

         (iii) Whitney Subordinated Debt Fund, L.P., a Delaware limited partnership. The names and business addresses of the general partners of Whitney Subordinated Debt Fund, L.P. are as follows: Michael C. Brooks, Peter M. Castleman, James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford CT 06901; and Benno C. Schmidt whose business address is 630 Fifth Avenue, New York, NY 10111.

Item 2(b).  Address of Principal Business Office or,
                if none, Residence:

         (i)      J. H. Whitney & Co.
                  177 Broad Street
                  Stamford, CT  06901

         (ii)     Whitney 1990 Equity Fund, L.P.
                  177 Broad Street
                  Stamford, CT  06901
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                                                               Page 6 of 9 Pages


         (iii)    Whitney Subordinated Debt Fund, L.P.
                  177 Broad Street
                  Stamford, CT  06901

Item 2(c).  Citizenship:

         (i) J. H. Whitney & Co. is a New York limited partnership. All of its individual general partners are citizens of the United States. Whitney General Partner, L.L.C. is a Delaware limited liability company.

         (ii) Whitney 1990 Equity Fund, L.P. is a Delaware limited partnership. All of its general partners are citizens of the United States.

         (iii) Whitney Subordinated Debt Fund, L.P. is a Delaware limited partnership. All of its general partners are citizens of the United States.

Item 2(d).  Title of Class of Securities:

         Common Stock.

Item 2(e).  CUSIP Number:

         114822 10 9

Item 3.

         Inapplicable.

Item 4.  Ownership:

         The following information is provided as of December 31, 1996:

         (a)      Amount Beneficially Owned:

                  (i) J. H. Whitney & Co. is the beneficial owner of 174,283.5 shares.(1)

--------

        (1) The figure for the amount beneficially owned by each of J. H. Whitney & Co., Whitney 1990 Equity Fund, L.P., and Whitney Subordinated Debt Fund, L.P. includes shares of Common Stock issuable upon the exercise of warrants held by such partnership (10,362.5 shares, 41,450.5 shares and 1,031,421 shares, respectively). The figures for the amounts
                                                                  (continued...)
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                  (ii)     Whitney 1990 Equity Fund, L.P. is the beneficial
                           owner of 697,131.5 shares.(1)

                  (iii) Whitney Subordinated Debt Fund, L.P. is the beneficial owner of 1,041,852 shares.(1)

         (b)      Percent of Class:

                     1.68% for J. H. Whitney & Co.;
                     6.70% for Whitney 1990 Equity Fund, L.P.; and 9.14% for Whitney Subordinated Debt Fund, L.P.

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                    174,283.5 shares for J. H. Whitney & Co.;
                    697,131.5 shares for Whitney 1990 Equity Fund, L.P.; and 1,041,852 shares for Whitney Subordinated Debt Fund, L.P.

                  (ii)     shared power to vote or to direct the vote:

                    0 shares for J. H. Whitney & Co.;
                    0 shares for Whitney 1990 Equity Fund, L.P.; and 0 shares for Whitney Subordinated Debt Fund, L.P.

(1) (...continued)
                  beneficially owned by J. H. Whitney & Co., Whitney l990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P. do not include: (a) the following shares of Common Stock owned directly by the following general partners of J. H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P., with respect to all of which J. H. Whitney & Co., Whitney 1990 Equity Fund, L.P., and Whitney Subordinated Debt Fund, L.P. disclaim beneficial ownership: (i) Peter M. Castleman - 1,250 shares; (ii) Jeffrey R. Jay - 1,250 shares;
                  (iii) William Laverack, Jr. - 1,250 shares; (iv) Daniel J. O'Brien - 500 shares; and (v) Michael R. Stone - 1,250 shares; and (b) 10,000 shares of Common Stock beneficially owned by Nancy M. Schmidt, Benno C. Schmidt's wife, with respect to which Mr. Schmidt disclaims beneficial ownership. J. H.
                  Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P. disclaim the existence of a group with respect to the Common Stock of the issuer, and each disclaims beneficial ownership of the shares of Common Stock owned by the others.
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                                                               Page 8 of 9 Pages


                  (iii) sole power to dispose or to direct the disposition of:

                       174,283.5 shares for J. H. Whitney & Co.; and
                       697,131.5 shares for Whitney 1990 Equity Fund, L.P.; and 1,041,852 shares for Whitney Subordinated Debt Fund, L.P.

                  (iv) shared power to dispose or to direct the disposition of:

                       0 shares for J. H. Whitney & Co.;
                       0 shares for Whitney 1990 Equity Fund, L.P.; and 0 shares for Whitney Subordinated Debt Fund, L.P.

Item 5.   Ownership of Five Percent or Less of a Class:

         Inapplicable.

Item 6.   Ownership of More than Five Percent on Behalf of
                  Another Person:

         No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by
J. H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P.

Item 7.   Identification and Classification of the Subsidiary
                  Which Acquired the Security Being Reported on By the Parent Holding Company:

         Inapplicable.

Item 8.   Identification and Classification of Members of the
                  Group:

         Inapplicable.
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Item 9.   Notice of Dissolution of Group:

         Inapplicable.

Item l0.  Certification:

         Inapplicable.

Signature:

         After reasonable inquiry and to the best of its knowledge and belief, each of J. H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 10, 1997



                                J. H. WHITNEY & CO.


                                By: /s/ Daniel J. O'Brien
                                    ---------------------
                                Daniel J. O'Brien
                                 General Partner


                                WHITNEY 1990 EQUITY FUND, L.P.


                                By:/s/ Daniel J. O Brien
                                   ---------------------
                                Daniel J. O'Brien
                                 General Partner


                                WHITNEY SUBORDINATED DEBT FUND, L.P.


                                By:/s/ Daniel J O'Brien
                                   --------------------
                                Daniel J. O'Brien
                                 General Partner